1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 9, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) PROPOSED 2008 INTERIM DIVIDEND;

(2) PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC;

AND

(3) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

On 29 August 2008, the Directors resolved, among other things, to seek Shareholders' approval for: (i) the proposed distribution of the interim dividend for the six months ended 30 June 2008; (ii) the proposed issue of the Domestic Corporate Bonds by the Company in the PRC; and (iii) the proposed amendment to the Articles of Association at the EGM.

A circular containing details of the above proposals and the notice to the Shareholders convening the EGM will be dispatched to the Shareholders as soon as practicable.

PROPOSED 2008 INTERIM DIVIDEND

At the meeting of the Board on 29 August 2008, the Board resolved to recommend, subject to approval by the Shareholders, the 2008 Interim Dividend of RMB0.052 per Share (tax inclusive) for the six months ended 30 June 2008 to be distributed to the Shareholders whose names appear on the Company's register of members on a date to be fixed for such purpose. The proposed distribution of the 2008 Interim Dividend will be submitted for the approval of the Shareholders at the EGM by way of an ordinary resolution. Further announcement will be made by the Company when the closure date of the Company's register of members is fixed.

Further announcement will also be made by the Company to set out the details of the arrangements regarding the settlement of withholding tax (if any) in relation to the 2008 Interim Dividend applicable to the overseas Shareholders.

PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC

1.	Background

To satisfy the operational needs of the Company, further improve its debt structure by reducing the financing costs and supplement the working capital of the Company, the Board announced that on 29 August 2008, it resolved to submit to the Shareholders for consideration and approval the proposed issue of the Domestic Corporate Bonds with an aggregate principal amount of not more than RMB10 billion at the EGM. The Domestic Corporate Bonds are not convertible or exchangeable into shares of the Company.

According to the Company Law of the PRC and the Articles of Association, the proposed Bond Issue is subject to the approval of Shareholders (including the holders of H Shares, ADSs and A Shares). The proposed Bond Issue will therefore be submitted for the approval of the Shareholders at the EGM by way of a special resolution.

After approval of the Shareholders is obtained, the Bond Issue will still require final approval from the CSRC. The Domestic Corporate Bonds will be issued to public investors in the PRC within 24 months upon the granting of the approval from the CSRC or other PRC regulatory authorities.

2.	Proposed Issue of Domestic Corporate Bonds

The proposed arrangements for the Bond Issue are as follows (such arrangements are subject to the approval of the CSRC and the conditions of the PRC bond market):

Issuer	:	Aluminum Corporation of China Limited;

Place of Issue	:	The People's Republic of China;

Size of the Bond Issue	:	The aggregate principal amount of the Domestic Corporate Bonds shall not be more than RMB10 billion;

Guarantor	:	Chinalco (without consideration and no security is provided by the Company for the provision of such guarantee by Chinalco);

Arrangement for the Bond	:	The Bond Issue may be placed to the holders of A Shares. Subject to the granting of authorization to the Board
Issue to the shareholders

by of A Shares the Shareholders, or where circumstances permit, any two or more Directors as authorized by the Board, the specific arrangements for placing (including whether to make such placing and the proportion of such placing) will be determined by the Board after taking into account of the market conditions prior to the issuance and the specific matters relating to the Bond Issue;

Coupon Rate(s)	:	The coupon interest rate of the Domestic Corporate Bonds will be determined by way of price consultation conducted by the Company and the lead underwriter;

Duration of the Domestic	:	not more than 10 years. The Domestic Corporate Bonds may be issued under a single category or mixed
Corporate Bonds		categories with different maturities;

Use of proceeds	:	The proceeds of the Bond Issue shall be used to adjust the debt structure of the Company by reducing the financing costs and supplement the working capital of the Company;

Listing of the Domestic	:	After completion of the issue of the Domestic Corporate Bonds in the PRC, application will be made to the
Corporate Bonds

Shanghai Stock Exchange for listing of the Domestic Corporate Bonds. Subject to the approval granted by the PRC regulatory authorities, the Domestic Corporate Bonds may also be listed on other stock exchanges to the extent permitted by applicable laws; and

Term of validity of	:	Within three years after the date of the passing of the the resolution special resolution passed at the Shareholders' meeting with regard to the proposed issue of Domestic Corporate Bonds.

3.	Granting of Authorization to the Board to Deal with Matters Relating to the Bond Issue and the Listing of the Domestic Corporate Bonds

It is proposed that an authorization be granted to the Board by the Shareholders at the EGM to generally and unconditionally deal with all matters relating to the Bond Issue and the listing of the Domestic Corporate Bonds. In suitable circumstances, the Board shall further authorize two or more Directors to implement the authorization. The authorization shall include but is not limited to the following matters:

(a)

To the extent permitted by the applicable laws and regulations and after taking into account the specific needs of the Company and market conditions, to formulate specific plans relating to the Bond Issue and to make necessary modifications and adjustments to the terms and conditions of the Bond Issue, including but not limited to the issue size, whether to issue in tranches and the number of tranches, the issue size of each tranche and the maturity date of the Domestic Corporate Bonds, coupon rates or method of determination, timing of the issue, whether any terms for repurchase and redemption will be in place, security matters, duration of repayment of the principal and the interests, specific placing arrangements, listing venue(s) of the Domestic Corporate Bonds, and all such matters relating to the terms and conditions of the Domestic Corporate Bonds;

(b)	to appoint intermediaries to deal with matters relating to the Bond Issue and submit applications to the relevant regulatory authorities for approval of the listing of the Domestic Corporate Bonds;

(c)	to engage entrusted manager for the Bond Issue, to execute the agreement for entrusted management and formulate rules for the meetings of bondholders;

(d)	to execute all necessary contracts, agreements and documents relating to the Bond Issue and the listing of the Domestic Corporate Bonds and to make relevant disclosures;

(e)

to make corresponding changes to the specific plan of the Bond Issue based on opinions of the regulatory authorities when there is any change to the policies on the issuance of bonds or market conditions, save for issues which are subject to further approval at Shareholders' meeting as required by the relevant laws, regulations and the Articles of Association;

(f)	to deal with matters relating to the listing of the Domestic Corporate Bonds after completion of the Bond Issue; and

(g)	to deal with any other matters relating to the Bond Issue and the listing of the Domestic Corporate Bonds.

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Board resolved on 29 August 2008 to expand the scope of business of the Company to include the production and sale of sulphuric acid (or hazardous chemicals). The Company's Guizhou branch has recently completed the construction of its boiler gas treatment facilities and is currently producing sulphate as a secondary product. As such, the Board proposes to amend the scope of business of the Company as set out in Article 13 of the Articles of Association. At the EGM, approval of the Shareholders will be sought to amend Article 13 of the Articles of Association by way of special resolution.

EXTRAORDINARY GENERAL MEETING

The EGM will be held to approve: (i) the proposed distribution of the interim dividend for the six months ended 30 June 2008; (ii) the proposed issue of the Domestic Corporate Bonds by the Company in the PRC; and (iii) the proposed amendments to the Articles of Association.

A circular containing details of the above proposals and the notice to shareholders convening the EGM will be dispatched to Shareholders as soon as practicable.

DEFINITIONS

"A Share(s)"	the domestic shares issued by the Company to domestic investors and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"Articles of Association"	the articles of association of the Company;

"Board"	the board of directors of the Company;

"Bond Issue"	the proposed issue of Domestic Corporate Bonds by the Company;

"Company"

Aluminum Corporation of China Limited, a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and New York Stock Exchange, respectively;

"Chinalco"

Aluminum Corporation of China, a State~owned enterprise and the controlling shareholder holding approximately 38.56% (not including the Shares indirectly held by Chinalco through its subsidiaries) of the Company;

"CSRC"	China Securities Regulatory Commission;

"Directors"	the directors of the Company;

"Domestic Corporate Bonds"	domestic corporate bonds of not more than RMB10 billion in principal amount proposed to be issued by the Company;

"EGM"

the extraordinary general meeting of the Company to be held to consider and if thought fit, to approve (i) the proposed distribution of the interim dividend for the six months ended 30 June 2008; (ii) the proposed issue of the Domestic Corporate Bonds by the Company in the PRC; and (iii) the proposed amendment to the Articles of Association;

"H Share(s)"

the overseas~listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s);

"HKD"	Hong Kong Dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"PRC"	the People's Republic of China;

"RMB"	Renminbi, the lawful currency of the PRC;

"Share(s)"	A Shares and H Shares including ADSs;

"Shareholders"	holders of A Shares and holders of H Shares and ADSs; and

"2008 Interim Dividend"	the proposed interim dividend of the Company for the six months ended 30 June 2008 to be approved by the Shareholders at the forthcoming EGM.

Note:	In this announcement, the exchange rate of RMB1.00 to HKD1.141 has been used for conversion into the relevant currency for indication only.

By Order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, China
9 September 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non~executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non~executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary